UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: 19th April 2012	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th April, 2012 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Board meeting of the Bank.

18th April 2012

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March 2012

We attach herewith two files containing the audited annual financial results of the Bank for the Financial Year ended 31st March 2012 as approved by the Board of Directors at its meeting held on 18th April 2012 and a press release issued by the Bank in this regard.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those stock exchanges.

We are also pleased to inform that the Board of Directors have recommended a dividend of (INR) Rs. 4.30/- per equity share (215%) out of the net profits for the year ended 31st March, 2012.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2012

						( in lacs)
	Particulars	Quarter ended 31.03.2012	Quarter ended 31.12.2011	Quarter ended 31.03.2011	Year ended 31.03.2012	Year ended 31.03.2011
		Audited*	Unaudited	Unaudited	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	738804	720264	546855	2728635	1992821
	a) Interest/discount on advances/bills	561013	541749	415093	2053660	1508501
	b) Income on Investments	172813	174757	129658	650459	467544
	c) Interest on balances with Reserve Bank of India and other inter bank funds	4477	3459	1864	13714	14808
	d) Others	501	299	240	10802	1968
2	Other Income	149198	142000	125576	524369	433515
3	TOTAL INCOME (1)+(2)	888002	862264	672431	3253004	2426336
4	Interest Expended	399973	408665	262908	1498958	938508
5	Operating Expenses (i)+(ii)	246708	215796	199837	859006	715292
	i) Employees cost	92840	86742	73335	339991	283604
	ii) Other operating expenses	153868	129054	126502	519015	431688
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	646681	624461	462745	2357964	1653800
7	Operating Profit before Provisions and Contingencies (3)-(6)	241321	237803	209686	895040	772536
8	Provisions (Other than tax) and Contingencies	29830	32924	43134	143725	190671
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	211491	204879	166552	751315	581865
11	Tax Expense	66183	61913	55081	234608	189226
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	145308	142966	111471	516707	392639
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	145308	142966	111471	516707	392639
15	Paid up equity share capital (Face Value of 2/- each)	46934	46826	46523	46934	46523
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)				2945504	2491113
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.5%	16.3%	16.2%	16.5%	16.2%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	6.2	6.1	4.8	22.1	17.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	6.1	6.1	4.7	21.9	16.8
	(iv) NPA Ratios
	(a) Gross NPAs	199939	202058	169434	199939	169434
	(b) Net NPAs	35233	39796	29641	35233	29641
	(c) % of Gross NPAs to Gross Advances	1.02%	1.03%	1.05%	1.02%	1.05%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.4%	1.8%	1.6%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1397842379	1392441945	1377200365	1397842379	1377200365
	- Percentage of Shareholding	59.6%	59.5%	59.2%	59.6%	59.2%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	405629791	405656975	405711955	405629791	405711955
	- Percentage of Shareholding	17.3%	17.3%	17.4%	17.3%	17.4%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.1%	23.2%	23.4%	23.1%	23.4%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

						( in lacs)
	Particulars	Quarter ended 31.03.2012	Quarter ended 31.12.2011	Quarter ended 31.03.2011	Year ended 31.03.2012	Year ended 31.03.2011
		Audited	Unaudited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	211551	214064	162279	782356	539116
b)	Retail Banking	711503	674718	559135	2652926	1950503
c)	Wholesale Banking	401093	418358	313527	1580429	1161289
d)	Other banking operations	90416	77159	70339	290078	248369
e)	Unallocated	15	—	—	9648	—
	Total	1414578	1384299	1105280	5315437	3899277
	Less: Inter Segment Revenue	526576	522035	432849	2062433	1472941

	Income from Operations	888002	862264	672431	3253004	2426336

2	Segment Results
a)	Treasury	12915	19559	10390	38199	9612
b)	Retail Banking	87432	87822	89520	348682	301457
c)	Wholesale Banking	95183	87720	52526	327185	242331
d)	Other banking operations	43698	35007	34354	127754	101836
e)	Unallocated	(27737)	(25229)	(20238)	(90505)	(73371)

	Total Profit Before Tax	211491	204879	166552	751315	581865

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	9520628	7421422	8002273	9520628	8002273
b)	Retail Banking	(7714935)	(6857667)	(5899586)	(7714935)	(5899586)
c)	Wholesale Banking	1630647	2642911	966039	1630647	966039
d)	Other banking operations	679439	623971	479097	679439	479097
e)	Unallocated	(1123341)	(881886)	(1010187)	(1123341)	(1010187)

	Total	2992438	2948751	2537636	2992438	2537636

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on March 31, 2012 is given below.

		( in lacs)
Particulars	As at 31.03.2012	As at 31.03.2011
CAPITAL AND LIABILITIES
Capital	46934	46523
Reserves and Surplus	2945504	2491113
Employees’ Stock Options (Grants) Outstanding	30	291
Deposits	24670645	20858641
Borrowings	2384651	1439406
Other Liabilities and Provisions	3743186	2899285

Total	33790950	27735259

ASSETS
Cash and balances with Reserve Bank of India	1499109	2510081
Balances with Banks and Money at Call and Short notice	594663	456802
Investments	9748291	7092936
Advances	19542003	15998267
Fixed Assets	234720	217065
Other Assets	2172164	1460108

Total	33790950	27735259

2	The above results have been approved by the Board of Directors at its meeting held on April 18, 2012. There are no qualifications in the auditor’s report for the year ended March 31, 2012. The information presented above is extracted from the audited financial statements as stated.
3	The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of third quarter of the current financial year.
4	The Board of Directors at their meeting proposed a dividend of 4.3 per share, subject to the approval of the members at the ensuing Annual General Meeting.
5	The shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 approved sub-division (split) of one equity share of the Bank from nominal value of 10/- each into five equity shares of nominal value of 2/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.
6	During the year ended March 31, 2012, the Bank granted 2,43,750 and 3,53,59,500 stock options under plan E—scheme ESOS XVII and XVIII respectively to its employees. The grant price of these options is 508.23 and 468.40 respectively, being the closing market price as on the working day immediately preceding the date of grant of options.
7	During the quarter and year ended March 31, 2012, the Bank allotted 53,73,250 and 2,05,59,850 shares pursuant to the exercise of stock options by certain employees.
8	An amount of 500,364 lacs pertaining to grossed up unrealised gain on foreign exchange and derivatives contracts has been reclassified from ‘Unallocated’ to ‘Treasury’ segment in the segmental capital employed (asset—liabilities) as at March 31, 2011.
9	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
10	As on March 31, 2012, the total number of branches (including extension counters) and ATM network stood at 2,544 branches and 8,913 ATMs respectively.
11	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2012: Opening : Nil; Additions : 734; Disposals : 734; Closing position : Nil.
12	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
13	10 lac = 1 million 10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : April 18, 2012	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2012

			( in lacs)
	Particulars	Year ended 31.03.2012	Year ended 31.03.2011
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2760556	2004334
	a) Interest/discount on advances/bills	2083723	1518803
	b) Income on Investments	650618	467565
	c) Interest on balances with Reserve Bank of India and other inter bank funds	15404	15827
	d) Others	10811	2139
2	Other Income	545239	458504
3	TOTAL INCOME (1) + (2)	3305795	2462838
4	Interest Expended	1510612	942515
5	Operating Expenses (i) + (ii)	880712	731795
	i) Employees cost	357309	297714
	ii) Other operating expenses	523403	434081
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	2391324	1674310
7	Operating Profit before Provisions and Contingencies (3) - (6)	914471	788528
8	Provisions (Other than tax) and Contingencies	147721	192807
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	766750	595721
11	Tax Expense	239410	193952
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	527340	401769
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the period (12-13)	527340	401769
15	Minority Interest	3002	3224
16	Share in profits of associates	364	704
17	Consolidated profit for the year attributable to the Group	524702	399249
18	Paid up equity share capital (Face Value of 2/- each)	46934	46523
19	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	2974111	2511791
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense)	22.5	17.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	22.2	17.1

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

			( in lacs)
	Particulars	Year ended 31.03.2012	Year ended 31.03.2011
		Audited	Audited
1	Segment Revenue
a)	Treasury	782356	539116
b)	Retail Banking	2652926	1950503
c)	Wholesale Banking	1580429	1161289
d)	Other banking operations	342928	284994
e)	Unallocated	9589	(123)
	Total	5368228	3935779
	Less: Inter Segment Revenue	2062433	1472941

	Income from Operations	3305795	2462838

2	Segment Results
a)	Treasury	38199	9612
b)	Retail Banking	348682	301457
c)	Wholesale Banking	327185	242331
d)	Other banking operations	143247	115815
e)	Unallocated	(90563)	(73494)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	766750	595721

3	Capital Employed (Segment Assets - Segment Liabilities)
a)	Treasury	9520628	8002273
b)	Retail Banking	(7714935)	(5899586)
c)	Wholesale Banking	1630647	966039
d)	Other banking operations	679439	479097
e)	Unallocated	(1123341)	(1010187)

	Total	2992438	2537636

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Group does not have material earnings emanating outside India, the Group is considered to operate in only the domestic segment.

Notes :

1	The above results represent consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 18, 2012. There are no qualifications in the auditor’s report for the year ended March 31, 2012. The information presented above is extracted from the audited consolidated financial statements as stated.
2	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23—Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by the Institute of Chartered Accountants of India.
3	An amount of 500,364 lacs pertaining to grossed up unrealised gain on foreign exchange and derivatives contracts has been reclassified from ‘Unallocated’ to ‘Treasury’ segment in the segmental capital employed (asset—liabilities) as at March 31, 2011.
4	Figures of the previous year have been regrouped/reclassified wherever necessary to conform to current year’s classification.
5	10 lac = 1 million 10 million = 1 crore

Place: Mumbai	Aditya Puri
Date : April 18, 2012	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2012

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2012, at their meeting held in Mumbai on Wednesday, April 18, 2012.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2012

The Bank’s total income for the quarter ended March 31, 2012, was 8,880.0 crores an increase of 32.1% over 6,724.3 crores, for the quarter ended March 31, 2011. Net revenues (net interest income plus other income) was at 4,880.3 crores for the quarter ended March 31, 2012 as against 4,095.2 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2012 grew by 19.3% to 3,388.3 crores as against 2,839.5 crores for the quarter ended March 31, 2011. This was driven by loan growth of 22.2% and a core net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) for the quarter ended March 31, 2012 was 1,492.0 crores up 18.8% over that in the corresponding quarter ended March 31, 2011. The main contributor to other income for the quarter was fees & commissions of  1,237.3 crores, up by 23.7% over 1,000.6 crores in the corresponding quarter ended March 31, 2011. The two other components of other income were foreign exchange & derivatives revenue of 325.2 crores ( 245.4 crores for the corresponding quarter of the previous year) and loss on revaluation / sale of investments of 71.5 crores (profit of 8.6 crores for the quarter ended March 31, 2011).

Operating expenses for the quarter were 2,467.1 crores, an increase of 23.5% over 1,998.4 crores during the corresponding quarter of the previous year. The bank’s branch distribution network expanded by 558 branches in 403 new cities during the year resulting in a core cost-to-income ratio for the quarter at 49.8% as against 48.9% for the corresponding quarter ended March 31, 2011. Provisions and contingencies were 298.3 crores (including specific loan loss and floating provisions of 291.7 crores) for the quarter ended March 31, 2012 as against 431.3 crores (including specific loan loss and floating provisions of 330.1 crores) for the corresponding quarter ended March 31, 2011. After providing 661.8 crores for taxation, the Bank earned a Net Profit of 1,453.1 crores, an increase of 30.4% over the quarter ended March 31, 2011.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Profit & Loss Account: Year ended March 31, 2012

For the year ended March 31, 2012, the Bank earned total income of 32,530.0 crores Net revenues for the year ended March 31, 2012 were 17,540.5 crores, up by 17.9% over 14,878.3 crores for the year ended March 31, 2011. The Bank’s net profit for year ended March 31, 2012 was 5,167.1 crores, up 31.6%, over the year ended March 31, 2011. Consolidated net profit for the Bank increased by 31.4% to 5,247.0 crores for the year ended March 31, 2012.

Balance Sheet: As of March 31, 2012

The Bank’s total balance sheet size increased by 21.8% from 277,353 crores as of March 31, 2011 to 337,909 crores as of March 31, 2012. Total net advances as of March 31, 2012 were 195,420 crores, an increase of 22.2% over March 31, 2011. Total deposits were at 246,706 crores, an increase of 18.3% over March 31, 2011. Adjusted for one off current account deposits at the ended March 31, 2011, core total deposit growth for the year was 20.6%. Savings account deposits grew 16.6% over the previous year to reach 73,998 crores, and with current account deposits at 45,408 crores, the CASA ratio was at 48.4% of total deposits as at March 31, 2012.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2012 (computed as per Basel II guidelines) stood at 16.5% as against 16.2% as of March 31, 2011 and against the regulatory minimum of 9.0%. Tier-I CAR was 11.6% as of March 31, 2012. During the year 205.6 lac shares were allotted by the Bank on exercise of options granted earlier under various employee stock option plans. As a result, equity share capital increased by 4.1 crores and reserves (share premium) by 526.5 crores.

DIVIDEND

The Board of Directors recommended a dividend of 4.30 per equity share of 2 for the year ended March 31, 2012, as against  3.30 per equity share of 2 (which was 16.50 per share of 10 before the share split) for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

NETWORK

As of March 31, 2012, the Bank’s distribution network was at 2,544 branches and 8,913 ATMs in 1,399 cities as against 1,986 branches and 5,471 ATMs in 996 cities as of March 31, 2011.

ASSET QUALITY

Asset quality continued to remain healthy with gross non-performing assets as on March 31, 2012 at 1.0% of gross advances as against 1.1% at the end of the previous year. The ratio of net non-performing assets to net advances as of March 31, 2012 remained stable at 0.2%. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions (not including write-offs, technical or otherwise) was at 82.4% as on March 31, 2012. The total floating provision stood at 1435.0 crores as of March 31, 2012, as against 735.0 crores as at March 31, 2011. Total restructured loans (including applications received and under process for restructuring) were at 0.4% of gross advances as of March 31, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,”“anticipate,” “estimate,” “intend,” “plan,”“contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013